                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934


                         ALEXION PHARMACEUTICALS, INC.
                         -----------------------------
                                (Name of Issuer)

                      SERIES B CONVERTIBLE PREFERRED STOCK
                      ------------------------------------
                         (Title of Class of Securities)

                                      NONE
                                      ----
                                 (CUSIP Number)

                               DR. ANDREAS BREMER
                     GRAFENAUWEG 4, 6301 ZUG CH/SWITZERLAND
                               011-41-41-724-5959
                               ------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:

                            Daniel L. Goelzer, Esq.
                                Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                             Washington, D.C. 20006

                               SEPTEMBER 8, 1997
                               -----------------
                         (Date of Event which Requires
                           Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 4 Pages

CUSIP No.   None
---------

-----------------------------------------------------------------------------------------------------------------------------------
(1)  Name of Reporting Persons
         S.S. or I.R.S. Identification No. of Above Persons

BB Biotech AG
Biotech Target, S.A.

-----------------------------------------------------------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                                                            (a)  [ ]
         of a Group*                                                                                  (b)  [x]

-----------------------------------------------------------------------------------------------------------------------------------
(3)  SEC Use Only


-----------------------------------------------------------------------------------------------------------------------------------
(4)  Source of Funds

         AF, WC

-----------------------------------------------------------------------------------------------------------------------------------
(5)  Check Box If Disclosure of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)                [ ]


-----------------------------------------------------------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

BB Biotech AG -- Switzerland
Biotech Target, S.A. -- Panama

-----------------------------------------------------------------------------------------------------------------------------------

Number of Shares                           (7)  Sole Voting Power
Beneficially Owned                              0 by Biotech AG
                                                ---------------
by Each Reporting
Person With                                (8)  Shared Voting Power
                                                400,000 by Biotech Target S.A.
                                                ------------------------------
                                                (See Item 5)
                                                ------------

                                           (9)  Sole Dispositive Power
                                                0 by Biotech AG
                                                ---------------

                                           (10) Shared Dispositive Power
                                                400,000 by Biotech Target S.A.
                                                ------------------------------
                                                (See Item 5)
                                                -------------

-----------------------------------------------------------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     400,000 shares of Series B Preferred Convertible Stock
     (See Item 5)

-----------------------------------------------------------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (9)
     Excludes Certain Shares*                                                                              [ ]

-----------------------------------------------------------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (9)

         100%

-----------------------------------------------------------------------------------------------------------------------------------
(12) Type of Reporting Person*

BB Biotech AG -- HC, CO
Biotech Target, S.A. -- CO





                               Page 2 of 4 Pages

                                 SCHEDULE 13D


        This Amendment No. 1 reflects the addition of the Series B Preferred Stock Purchase Agreement as an exhibit to the Schedule 13D which was filed on September 18, 1997 (the "Schedule 13D"). No other material changes have occurred with respect to information which was contained in the Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Translation of minutes of the October 18, 1995, Board of Directors Meeting of Biotech Target (evidencing a power of attorney in favor of Dr. Andreas Bremer).

Exhibit 2: Translation of minutes of the January 3, 1997 meeting of the Board of Directors Meeting of Biotech Target (evidencing a power of attorney in favor of Dr. Anders Hove).

Exhibit 3: Translation of evidence of a power of attorney in favor of Victor Bischoff and Hans-Joerg Graf on behalf of BB Biotech.*

Exhibit 4: Agreement by and between BB Biotech and Biotech Target with respect to the filing of this disclosure statement.

Exhibit 5:       Series B Preferred Stock Purchase Agreement dated September 4,
                 1997.

----------------
* See power of attorney, attached as an exhibit 99.E to the Schedule 13D relating to Biogen, Inc. filed with the Securities and Exchange Commission on June 2, 1994, which exhibit is incorporated by reference herein.





                               Page 3 of 4 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               BB BIOTECH AG


Date: September  19, 1997                      By: /s/ HANS-JOERG GRAF
                ---                               ------------------------
                                               Name: Hans-Joerg Graf


Date: September  19, 1997                      By: /s/ DR. VICTOR BISCHOFF
                ---                               ------------------------
                                               Name: Dr. Victor Bischoff

                                               BIOTECH TARGET, S.A.


Date: September  19, 1997                      By: /s/ DR. ANDREAS BREMER
                ---                               ------------------------
                                               Name: Dr. Andreas Bremer


Date: September  19, 1997                      By: /s/ DR. ANDERS HOVE
                ---                               ------------------------
                                               Name: Dr. Anders Hove






                               Page 4 of 4 Pages

                             APPENDIX A TO ITEM 2


                                                                             PRESENT
NAME AND POSITION                 RESIDENCE OR                               PRINCIPAL
WITH COMPANY                      BUSINESS ADDRESS                           OCCUPATION
------------                      ----------------                           ----------
BB BIOTECH

Dr. Ernst Thomke                  Vordergasse 3,                             Vice-
(Swiss citizen)                   8200 Schaffhausen,                         Chairman
                                  CH/Switzerland                             and Director

Dr. Victor Bischoff               Vordergasse 3,                             Vice-
(Swiss citizen)                   8200 Schaffhausen,                         Chairman
                                  CH/Switzerland                             and Director

Dr. David Baltimore               Rockefeller University                     Professor
(U.S. citizen)                    1239 York Avenue                           and Director
                                  New York, NY 19921

BIOTECH TARGET

Dr. Andreas Bremer                Grafenauweg 4,                             signatory
(German citizen)                  6301 Zug                                   authority
                                  CH/Switzerland

Dr. Anders Hove                   Grafenauweg 4,                             signatory
(Danish citizen)                  6301 Zug                                   authority
                                  CH/Switzerland

Hans-Joerg Graf                   Grafenauweg 4,                             signatory
(Swiss citizen)                   6301 Zug                                   authority
                                  CH/Switzerland

Pablo Javier Espino               Swiss Bank Tower,                          President
(Panamanian citizen)              Panama 1,                                  and Director
                                  Republic of Panama

Adelina M. de Estribi             Swiss Bank Tower,                          Director
(Panamanian citizen)              Panama 1,
                                  Republic of Panama